EXHIBIT 99.1

NewsRelease

TransCanada Proceeding with Next Step of Canadian Mainline System Enhancements
To Connect Growing Marcellus Gas Production to Eastern Canadian Markets

CALGARY, Alberta – November 4, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that it is moving forward with its Vaughan pipeline project and associated facilities as part of $475 million in pipeline and facility expansions within the Eastern Triangle portion of the Canadian Mainline system. This is the next step of development for natural gas infrastructure in southern Ontario and is the result of collaboration between TransCanada, Enbridge Gas Distribution, Gaz Metro and Union Gas.

Construction of TransCanada’s Kings North Connection, Parkway West Connection and Hamilton Area Project are expected to cost about $255 million and be in-service in November 2015. The Vaughan pipeline and associated facilities are expected to cost approximately $220 million and be in-service in November 2016.

“Over the past year, TransCanada has announced plans to invest almost $2 billion in facility enhancements to allow growing supplies of Marcellus gas to reach Ontario and Quebec markets,” said Russ Girling, president and chief executive officer of TransCanada. “These enhancements help minimize the duplication of infrastructure, reduce delivery costs and improve the diversification of gas supply to markets in Eastern Canada.”

These projects are backed by long-term, binding agreements and have been developed to respond to changing market needs. All of these projects are subject to regulatory approval.

“TransCanada has been delivering natural gas to Canadians for more than 60 years. Over the past few years we have seen significant changes to where our customers get the gas they need, and the configuration they need to get it,” added Girling. “These enhancements demonstrate how we are responding to changing market needs, building new capacity to meet demand and maximizing the efficiency of our Canadian Mainline system.”

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 3, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard/ Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/ Lee Evans
403.920.7911 or 800.361.6522